Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 9, 2016

Thomas Kluck U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Prime Acquisition Corp. Registration Statement on Form F-1 Filed July 5, 2016 File No. 333-212397

Dear Mr. Kluck:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 29, 2016 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Thomas Kluck August 9, 2016 Page 2

General

1.	We note that you intend for this registration statement to constitute as post-effective amendment no. 1 to the Form F-1 that went effective in March 2011. We also note that a post-effective amendment to update the prospectus for purposes of Section 10(a)(3) of the Securities Act does not appear to have been previously filed. Please advise us if, under the previous registration statement, any issuance of shares resulting from the exercise of the warrants has occurred since effectiveness, and if so, how such sales were in compliance with Section 5 of the Securities Act.

Response: The Company has advised us that, through the date of this letter, no shares have been issued upon the exercise of warrants issued in connection with the Company’s initial public offering.

2.	It appears that you are seeking to register this transaction as a resale pursuant to Rule 415(a)(1)(i) of the Securities Act. We note the amount being registered and that the majority of the selling shareholders appear to be your affiliates. With respect to these individuals, it appears that they may be conducting a primary offering on your behalf. Because you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares by your affiliates will be made at a fixed price. Refer to Rule 415(a)(4). Alternatively, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09.

Response: The Company does not believe that the selling shareholders are conducting a primary offering on its behalf. Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09, provides as follows:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Although a number of the selling shareholders are affiliates of the Company and a significant number of shares are being sold, the vast majority of the securities have been held by the selling shareholders for in excess of two years, and in some cases in excess of five years (See Exhibit A). The following is a summary of when the securities were issues, by year:

1

Thomas Kluck
August 9, 2016

Year	Shares	Percentage of Total
2010	1,523,492	29.2%
2011	2,185,067	41.9%
2012	5,000	0.1%
2013	1,032,009	19.8%
2014	38,250	0.7%
2015	125,500	2.4%
2016	310,000	5.9%

In addition, only a small number of securities are held by broker dealers or their affiliates (see the response to comment 3, below). The following table breaks down the transactions pursuant to which the securities were issued:

Reason for Issuance	Shares	Percentage of Total
Formation	1,523,492	29.2%
Private Placement Prior to Initial Public Offering	2,185,067	41.9%
Compensation to Officers and Directors	448,750	8.6%
Compensation to Financial Advisors	30,000	0.6%
Consideration in Connection with Business Combination	1,032,009	19.8%

The amount of time the securities have been held by the selling shareholders, the circumstances under which they were acquired, and the fact that only a small number of securities are held by broker dealers, clearly indicates that the selling shareholders are not merely conduits for the Company. Therefore, the offering of the shares by the selling shareholders should not be considered a primary offering on behalf of the Company.

Selling Shareholders, page 41

3.	Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

Response: Chardan Capital Markets, LLC and Maxim Partners LLC are both registered broker dealers, and George Kaufman is affiliated with Chardan. Chardan acquired its securities by buying them in a private placement that took place immediately prior to the Company’s initial public offering in 2011. The Company issued Maxim its shares for providing financial services to the Company in 2013. George Kaufman received the securities being registered for resale as compensation for his services to the Company as a member of its Board of Directors.

2

Thomas Kluck
August 9, 2016

4.	For those selling shareholders that are entities, please disclose the natural persons who control the selling security holder and that have had a material relationship with the issuer or any of its predecessors or affiliates within the last three years. Also describe such relationship.

Response: The disclosure on pages 41 and 42 of the Amended F-1 have been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

3

Thomas Kluck
August 9, 2016

Exhibit A

Name
	2010			2011	2012	2013		2014		2015		2016
	2/4	2/25	12/3	3/24	3/21	3/8	9/30	5/10	9/10	5/10	9/1	1/18	4/15
Li YongHui	367,124			486,267
Diana Liu	440,550			666,667									100,000
William Yu	254,532			597,626									100,000
Conrad Yu	63,632
Byron Yu	63,632
Gary Chang/Puway	146,850			194,507
Joseph Liu	51,400
Steven Liu	51,400
Olivia Yu	14,686
Joyce Liu	14,686
Chardan PP Warrants				240,000
George Kaufman					5,000						100,000		50,000
Amy Lau		5,500						12,000		18,000		10,000	30,000
Brudders Capital							225,000
Bell Real Estate S.r.l.							582,499
John L. Chase		5,000
Dane Chauvel		1,000	25,000
IGS SRL							6,596
Cesare Lanati							40,918
Stefano Lanati							90,275
Maxim Partners LLC						30,000
Giuseppe Pantaleo							3,828
Rebecca Poon		2,000
David Rigamonti							2,893
Francesco Rotondi							50,000
Jason Wang			5,000
Huikai Yan			5,000
Carolyn Yu		1,500
Lance Wei		1,500
David Sagar		2,500
Liz Pulchny		1,000
Andrea Crespi Belskij								18,750
Michela Del Molino								3,500			3,500
Monica Sironi								2,500
Rosaria Racco								1,500			2,500
Mattia Nigro											1,500
Vito Elia												20,000